FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

March 15, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

March 15, 2007 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to release the following First Quarter Update to Shareholders from Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo, CFP. The Update can be found in its entirety on the Grandview Gold Inc website at www.grandviewgold.com.

------------------------------------------------------------------------------------------------------------
Dear Shareholders:

Assuming the office of President and Chief Executive Officer of Grandview Gold in November of 2006 was testament to my belief that the core assets of the company were those that a successful business could be built around. The talented and enthusiastic individuals that I have had the good fortune to work with also affirm my faith that we can build and operate a great company. After 90 days, I can say without reservation that I made the right decision.

In joining Grandview, I joined a junior exploration company whose value was inherently apparent to me as a geologist. As is the case with many juniors, Grandview spent its infancy restructuring and searching for projects of merit on which to focus future exploration.

Those decisions were the right ones for the times as they paved the way for money to go into the ground. As of November, we’ve had some of the best minds in the industry working hard to put the finishing touches on the geochemical and geophysical modeling and science that will shed more focused light on the outstanding historic and current assay results we have catalogued for all of our properties. When we hit the ground running this upcoming drill season, we will have more clearly defined targets and can apply this advanced science to minimize exploration time and expense, and maximize shareholder value.

During the first week of February, I visited Vancouver, British Columbia where I spent productive and inspiring time at the mining industry Cordillian Round Up with our joint venture partners, senior mining company executives, drill contractors, and some of the most

Grandview Gold Inc.

forward-thinking geologists in the business. The excitement and enthusiasm for Grandview projects demonstrated by the people I respect most validated my commitment to continue along the path I assumed late last year – that is to stay focused on our prime objective, but keep my door open to opportunity and to shareholders.

Mid February I met with individuals in Florida’s retail investment community. Once again I was energized by their enthusiasm, and more important, I was grateful to be well equipped to answer any question with respect to company assets, acquisitions, and programs moving forward.

Since assuming this office I’ve had the pleasure of announcing some significant, if understated news – our intuitive new investor website and shareholder communications program, the Rice Lake Research Report, the Rocky Ridge Option Agreement, the preliminary results from summer 2006 drilling on our Pony Creek Project on the Carlin Trend, and a $1.5 million flow-thru financing that ended the year on a high note. Just a few days ago we announced yet another Red Lake asset – the option to earn a 60 percent interest in the 10 claim Sanshaw-Bonanza gold project in the Red Lake Mining District of southwest Ontario. That property, by virtue of its strategic position alongside and in proximity to blue chip neighbors like Goldcorp’s Red Lake Mine, the richest gold mine in the world, could prove to be of particular benefit to shareholders.

It is my hope that someday, the Grandview name will be synonymous with some of the richest gold properties in the world. If I didn’t believe in that possibility I wouldn’t be here today.

Currently, Canadian institutions own a relatively large pool of Grandview shares. I view this as a vote of confidence and hope to reward their loyalty with an impressive 2007 season. But the heart of the company is held in the hands of individual shareholders like you who see value in owning our stock and believe, as we do, in location, location, location.

Presently I am focused on defining and refining our summer 2007 drill programs in Nevada and Canada. Every square foot of exploration, every linear foot of drilling we execute reveals more information, further develops our exploration targets, and brings us that much closer to our end goal of transacting with a major mining company.

I believe that Grandview Gold, with its blue chip real estate and blue chip people, is immensely undervalued, and is without question, best positioned among juniors. In weighing the credibility of my opinion on relative value, consider the true net asset value of nothing more than our 1.43 million oz/Au resource at Pony Creek – and, as impressive as that resource is, the truth of the matter is that it is just part of the story. We have several excellent properties and those properties are just beginning to reveal their integrity. As a fellow shareholder, I reflect on our assets:

Pony Creek/Elliott Dome Project: 28 square miles of prime Carlin Trend real estate.
- The Carlin Trend has more +1. +5, +10 million oz gold discoveries than in all of China, Russia and the Russian continent.
- Carlin Trend historical production = 75 million oz gold with un-mined gold reserves of 200 million oz gold.
- The Carlin Trend is the most prolific gold district in North America; second richest in the world, next to Witwatersrand in South Africa.
- GVX’s Pony Creek Elliot Dome project represents the largest Carlin Trend land position not held by a major.

Grandview Gold Inc.

- GVX has an inferred (NI 43-101 compliant) resource of 1.43 million oz gold and is working to increase and potentially upgrade that resource using more current drilling techniques.
- GVX property lies just south of Newmont’s 2-3 million oz Rain Deposit.
- The Mississippian Webb Formation, known to host most ore grade gold mineralization in the Southern Pinyon Range, has been identified on the Pony Creek property.
- While the company has drilled only one of its typical Carlin Type targets, three high-grade deep targets have been identified on the property.
- GVX is very near completing its 60% earn-in on the property, at which time Mill City Gold Inc will have the option to begin contributing 40% of the cost of continued exploration and drilling. We expect to complete our earn-in by prior to the 2007 drill season.

Red Lake Gold District, Ontario
- The Red Lake Mining District is to Canada, what the Carlin Trend is to the United States, and what Witwatersrand is to South Africa – the most prolific gold producing region in the entire country.
- GVX holds 100% interest in eight claims covering 60 hectares in close proximity to Goldcorp’s Red Lake Mine, the highest grade, lowest cost production mine in the world.
- GVX has an option to earn 60% interest in the 10 claim Sanshaw-Bonanza property, located just five kilometers southwest of Goldcorp’s Red Lake Mine which produces over 600,000 oz/au annually; over 11 million oz to date.
- GVX holds an option to earn 51% interest in Fronteer Development Group’s Dixie Lake Project, located just 16 miles south of Goldcorp’s Red Lake Mine. Dixie Lake is a mid-stage exploration property with an established gold resource.

Rice Lake, Manitoba
- The Rice Lake Greenstone Belt, just across the Manitoba-Ontario border from the Red Lake Mining District, while vastly under-explored, has the potential to be the next Red Lake as it shares many of the same geological features. We believe this earlier stage play could lead to a significant discovery for the company.
- GVX holds 100% interest in 11 claims covering 234 hectares in close proximity to the Bissett Gold Mine (a.k.a. San Antonio Mine). The Bissett Gold Camp, located on the Rice Lake greenstone belt, is one of the top-producing gold areas in North America. The Bissett Mine has produced over 1.5 million ounces of gold.
- Three of the 11 claims have mine shafts and known gold mineralization.
- GVX has an option to earn 70% interest in the 1120 hectare Rocky Ridge gold property in the historic Lac Du Bonnet Mining District.

- The Rocky Ridge property has delivered pre-NI43-101 grab sample gold values of up to 140.6 g/t gold and the property shows strong but heretofore unrecognized potential for both high-grade narrow vein and low-grade larger tonnage gold mineralization.

The assets abridged above belong to a great Canadian gold exploration company, one with whom I am privileged to be associated.

In closing I wish to repeat my sentiments on teamwork. It takes a dedicated team of passionate and committed individuals, including shareholders, to pilot big ideas through to fruition. It also takes patience and foresight.

I thank my colleagues at Grandview for affording me the opportunity to be part of the company’s exciting future. In particular I thank you, for your confidence and commitment to a truly great company. It will be my pleasure to keep you informed of future milestones and opportunities.

Grandview Gold Inc.

Item 5.	Full Description of Material Change

March 15, 2007 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to release the following First Quarter Update to Shareholders from Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo, CFP. The Update can be found in its entirety on the Grandview Gold Inc website at www.grandviewgold.com.

------------------------------------------------------------------------------------------------------------
Dear Shareholders:

Assuming the office of President and Chief Executive Officer of Grandview Gold in November of 2006 was testament to my belief that the core assets of the company were those that a successful business could be built around. The talented and enthusiastic individuals that I have had the good fortune to work with also affirm my faith that we can build and operate a great company. After 90 days, I can say without reservation that I made the right decision.

In joining Grandview, I joined a junior exploration company whose value was inherently apparent to me as a geologist. As is the case with many juniors, Grandview spent its infancy restructuring and searching for projects of merit on which to focus future exploration.

Those decisions were the right ones for the times as they paved the way for money to go into the ground. As of November, we’ve had some of the best minds in the industry working hard to put the finishing touches on the geochemical and geophysical modeling and science that will shed more focused light on the outstanding historic and current assay results we have catalogued for all of our properties. When we hit the ground running this upcoming drill season, we will have more clearly defined targets and can apply this advanced science to minimize exploration time and expense, and maximize shareholder value.

During the first week of February, I visited Vancouver, British Columbia where I spent productive and inspiring time at the mining industry Cordillian Round Up with our joint venture partners, senior mining company executives, drill contractors, and some of the most forward-thinking geologists in the business. The excitement and enthusiasm for Grandview projects demonstrated by the people I respect most validated my commitment to continue along the path I assumed late last year – that is to stay focused on our prime objective, but keep my door open to opportunity and to shareholders.

Mid February I met with individuals in Florida’s retail investment community. Once again I was energized by their enthusiasm, and more important, I was grateful to be well equipped to answer any question with respect to company assets, acquisitions, and programs moving forward.

Since assuming this office I’ve had the pleasure of announcing some significant, if under- stated news – our intuitive new investor website and shareholder communications program, the Rice Lake Research Report, the Rocky Ridge Option Agreement, the preliminary results from summer 2006 drilling on our Pony Creek Project on the Carlin Trend, and a $1.5 million flow-thru financing that ended the year on a high note. Just a few days ago we announced yet another Red Lake asset – the option to earn a 60 percent interest in the 10 claim Sanshaw- Bonanza gold project in the Red Lake Mining District of southwest Ontario. That property, by virtue of its strategic position alongside and in proximity to blue chip neighbors like

Grandview Gold Inc.

Goldcorp’s Red Lake Mine, the richest gold mine in the world, could prove to be of particular benefit to shareholders.

It is my hope that someday, the Grandview name will be synonymous with some of the richest gold properties in the world. If I didn’t believe in that possibility I wouldn’t be here today.

Currently, Canadian institutions own a relatively large pool of Grandview shares. I view this as a vote of confidence and hope to reward their loyalty with an impressive 2007 season. But the heart of the company is held in the hands of individual shareholders like you who see value in owning our stock and believe, as we do, in location, location, location.

Presently I am focused on defining and refining our summer 2007 drill programs in Nevada and Canada. Every square foot of exploration, every linear foot of drilling we execute reveals more information, further develops our exploration targets, and brings us that much closer to our end goal of transacting with a major mining company.

I believe that Grandview Gold, with its blue chip real estate and blue chip people, is immensely undervalued, and is without question, best positioned among juniors. In weighing the credibility of my opinion on relative value, consider the true net asset value of nothing more than our 1.43 million oz/Au resource at Pony Creek – and, as impressive as that resource is, the truth of the matter is that it is just part of the story. We have several excellent properties and those properties are just beginning to reveal their integrity. As a fellow shareholder, I reflect on our assets:

Pony Creek/Elliott Dome Project: 28 square miles of prime Carlin Trend real estate.
- The Carlin Trend has more +1. +5, +10 million oz gold discoveries than in all of China, Russia and the Russian continent.
- Carlin Trend historical production = 75 million oz gold with un-mined gold reserves of 200 million oz gold.
- The Carlin Trend is the most prolific gold district in North America; second richest in the world, next to Witwatersrand in South Africa.
- GVX’s Pony Creek Elliot Dome project represents the largest Carlin Trend land position not held by a major.
- GVX has an inferred (NI 43-101 compliant) resource of 1.43 million oz gold and is working to increase and potentially upgrade that resource using more current drilling techniques.
- GVX property lies just south of Newmont’s 2-3 million oz Rain Deposit.
- The Mississippian Webb Formation, known to host most ore grade gold mineralization in the Southern Pinyon Range, has been identified on the Pony Creek property.
- While the company has drilled only one of its typical Carlin Type targets, three high-grade deep targets have been identified on the property.
- GVX is very near completing its 60% earn-in on the property, at which time Mill City Gold Inc will have the option to begin contributing 40% of the cost of continued exploration and drilling. We expect to complete our earn-in by prior to the 2007 drill season.

Red Lake Gold District, Ontario
- The Red Lake Mining District is to Canada, what the Carlin Trend is to the United States, and what Witwatersrand is to South Africa – the most prolific gold producing region in the entire country.
- GVX holds 100% interest in eight claims covering 60 hectares in close proximity to Goldcorp’s Red Lake Mine, the highest grade, lowest cost production mine in the world.

Grandview Gold Inc.

- GVX has an option to earn 60% interest in the 10 claim Sanshaw-Bonanza property, located just five kilometers southwest of Goldcorp’s Red Lake Mine which produces over 600,000 oz/au annually; over 11 million oz to date.

- GVX holds an option to earn 51% interest in Fronteer Development Group’s Dixie Lake Project, located just 16 miles south of Goldcorp’s Red Lake Mine. Dixie Lake is a mid-stage exploration property with an established gold resource.

Rice Lake, Manitoba

- The Rice Lake Greenstone Belt, just across the Manitoba-Ontario border from the Red Lake Mining District, while vastly under-explored, has the potential to be the next Red Lake as it shares many of the same geological features. We believe this earlier stage play could lead to a significant discovery for the company.

- GVX holds 100% interest in 11 claims covering 234 hectares in close proximity to the Bissett Gold Mine (a.k.a. San Antonio Mine). The Bissett Gold Camp, located on the Rice Lake greenstone belt, is one of the top-producing gold areas in North America. The Bissett Mine has produced over 1.5 million ounces of gold.

- Three of the 11 claims have mine shafts and known gold mineralization.
- GVX has an option to earn 70% interest in the 1120 hectare Rocky Ridge gold property in the historic Lac Du Bonnet Mining District.

- The Rocky Ridge property has delivered pre-NI43-101 grab sample gold values of up to 140.6 g/t gold and the property shows strong but heretofore unrecognized potential for both high-grade narrow vein and low-grade larger tonnage gold mineralization.

The assets abridged above belong to a great Canadian gold exploration company, one with whom I am privileged to be associated.

In closing I wish to repeat my sentiments on teamwork. It takes a dedicated team of passionate and committed individuals, including shareholders, to pilot big ideas through to fruition. It also takes patience and foresight.

I thank my colleagues at Grandview for affording me the opportunity to be part of the company’s exciting future. In particular I thank you, for your confidence and commitment to a truly great company. It will be my pleasure to keep you informed of future milestones and opportunities.

Sincerely,

Paul Sarjeant, B.Sc., P.Geo, CFP
President and Chief Executive Officer
Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 15th day of March 2007.

Grandview Gold Inc.

"Paul Sarjeant”

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.